Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

January 15, 2025

United States Securities and Exchange Commission

Division of Investment Management

Office of Accounting

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund
Amendment No. 9 to Registration Statement on Form N-2
Filed November 22, 2024
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 17, 2024, with respect to the above-referenced Amendment No. 9 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letters to the Staff (the “Comment Response Letters”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 10 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed such comment with the Fund’s response.

I.	SEC Valuation Comments Received December 17, 2024 to Comment Response Letter dated October 16, 2024

1.

Response No. 36 of your October 16, 2024 Response Letter states that the Manager will utilize a standard life expectancy provider when valuing policies and that using multiple life expectancy providers would introduce additional variables to the valuation process. Please supplementally explain why the Fund and Manager believe that introducing additional variables to the valuation process is detrimental when fair valuing the Fund’s holdings, but helpful when deciding whether the Fund should purchase the asset.

When determining the fair value of the Fund’s holdings, it is important to maintain methodology consistency across periods. In order to do so, the Manager has determined to utilize the Lapetus Solutions life expectancy reports as the life expectancy report input in determining the value of its Mortality Contract holdings. As described on page 2 of the Revised Registration Statement, the Manager believes that the Lapetus Solutions life expectancy reports generally provide the most accurate and helpful life expectancy estimations to be evaluated in connection with the Manager’s determination, in its role as Valuation Designee, of the fair market value of the various Mortality Contracts held by the Fund.

While it is of utmost importance that the fair valuation methodology remains consistent for reporting purposes across periods, the Manager is able to consider additional factors in making a purchase or sale decision. For this reason, the Manager may consider additional factors, including other life expectancy reports when making such determinations.

Reviewing the reports of additional life expectancy providers to calculate NAV could impact the consistency of valuation related to the entire NAV data set, since each life expectancy provider assigns different weightings to various variables and provide a different assessment. By using a consistent life expectancy provider across the entire pool of Longevity Assets, the Manager is able to conduct an “apples to apples” comparison and determine a more consistent and fair value for each asset.

However, at the time of a transaction (purchase or sale), considering life expectancy data from multiple providers is helpful to negotiate a favorable purchase or sale price. Further, additional life expectancy data may be provided by the seller of a Mortality Contract, and such information will be taken into account to negotiate the best price for an asset, even where it is not taken into account for the Fund’s valuation process.

2.

Response 40(i) and (ii) of your October 16, 2024 Response Letter states that the Fund does not expect to rely on any external pricing services, and that the Valuation Designee uses Lapetus and ABL Technologies for “inputs” for its valuation methodology. Please supplementally explain further why the Fund does not consider Lapetus and ABL Technologies to be “pricing services” within the meaning of rule 2a-5 of the 1940 Act. See Release No. IC-34128 [86 FR 748, 756 (Jan. 6, 2021)] (defining “pricing service” for purposes of the rule).

ABL Technologies is not a pricing service as defined in Rule 2a-5. ABL Technologies maintains a searchable database that serves as a repository for historical transaction data for the Abacus Group. The Manager as Valuation Designee has access to ABL Technologies’ database from which the Valuation Designee can (i) investigate historical transactions to understand pricing trends, and (ii) evaluate historical data against current market demands and against assets with similar attributes. Importantly, ABL Technologies does not provide inputs for fair valuation – the Valuation Designee provides the fair value inputs based upon its overall evaluation of an asset.

Life expectancy providers such as Lapetus provide one input that the Valuation Manager assesses when determining an asset’s fair value and therefore can be considered a pricing service. The Fund’s board has overall responsibility for fair value of the Fund’s assets. The Board has delegated primary responsibility for day-to-day fair value determinations to the Manager as Valuation Designee.

Any life expectancy estimate is an educated estimate based on factors that the life expectancy provider deems important; there is no service available that can precisely predict the exact life span of an individual, particularly if other than natural death could cause a premature death. The Valuation Designee relies primarily on its experience and knowledge of the asset class to determine the fair value of the Fund’s level 3 assets.

The Valuation Designee assesses any material risks inherent in its pricing services’ inputs by (i) reviewing life expectancy reports for consistency and accuracy against expected results, (ii) reviewing the bona fides of the life expectancy service experts who participate in the preparation of the life expectancy estimates and supporting reports, (iii) inquiring of the report preparer the basis for any perceived anomalies, and (iv) to the extent that the foregoing (i)-(iii) are not satisfactory, engaging one or more additional life expectancy providers to verify or supplant the initial vendor’s life expectancy estimates. Additionally, the Manager compares each life expectancy report against actual results upon liquidation. We note, however, for Level 3 assets, the Manager’s good faith assumptions regarding fair value after considering observable and unobservable inputs shall take precedence.

As part of its duties, the Valuation Designee will provide the Board with (i) quarterly fair value reports that will include any specific reports or materials requested by the Board and a summary of material matters that occurred during the quarter, and (ii) annual reports that include assessment of the overall adequacy and effectiveness of the Valuation Designee’s processes, including the Valuation Designee’s oversight of the life expectancy services that it engaged.

If a material event regarding a life expectancy provider or its services occurs, the Fund’s compliance manual requires the Manager to provide written notification to the Board promptly and no later than within five (5) business days after the date that the Valuation Designee becomes aware of a material matter; the Manager has twenty (20) business days following the date that it becomes aware of a matter involving the life expectancy provider to determine the materiality of the matter for purposes of Board reporting.

A “material event” under SEC Rule 2a-5 regarding pricing services refers to any significant change or occurrence related to the pricing service provider that could materially impact the accuracy or reliability of the valuations they provide. Specifically, material events may include:

•	Changes in the pricing service provider’s methodology or expert sources;

•	Significant personnel changes;

•	Regulatory actions against the pricing service provider;

•	Major system disruptions impacting delivery of services; or

•	Material conflicts of interest arising within the pricing service.

Following notice to the Board of a material event, the Board may require further review, action or additional reporting regarding the pricing service.

The Manager is required to maintain records for the foregoing activities in accordance with 17 CFR § 270.31a-1 et. seq. Such records may include documentation supporting the Valuation Designee’s inputs, assumptions, and calculation methodology to determine fair value. Generally, Rule 31a-1 requires registered investment companies to retain records for a period of six years from the end of the fiscal year in which a transaction occurred, with the first two years of those records needing to be kept in an easily accessible place; this includes books, records, accounts, vouchers, correspondence, and other relevant documents related to their operations.

3.

Response No. 30 of your October 16, 2024 Response Letter states that the Fund purchases life expectancy reports from Lapetus. Please supplementally explain whether Lapetus sells those life expectancy reports broadly to the market, or if it limits those sales to Abacus entities. Similarly, please supplementally explain whether ABL Technologies provides its valuation services broadly to the market or whether it only provides services to Abacus entities.

We confirm that Lapetus Solutions is engaged in the business of providing life expectancy reports and sells life expectancy reports broadly to the market. The Abacus entities are merely one set of clients that engage Lapetus Solutions or life expectancy services.

ABL Technologies, while not a valuation service, does provide access to its data base to third parties. This includes both investment firms as well as other entities that engage in life expectancy modeling.

4.

Please confirm that significant unobservable inputs will be disclosed in the financial statements in accordance with ASC 820 by class of asset (e.g., sex of insured). The inputs should include the weighted average expected life expectancy of insurance, weighted average age of the insured and discount rates, as applicable.

We confirm that significant unobservable inputs will be disclosed in the financial statements in accordance with ASC 820 by class of asset.

II.	SEC Tax Comments Received December 17, 2024

5.

Please supplementally explain how the Fund intends to qualify to be treated as a RIC under Subchapter M of the IRC, and if the Fund’s holdings/strategies present any unique risks with maintaining RIC status for purposes of subchapter M. In your response, please describe what controls and/or structures have been established to manage and mitigate potential Sub-Chapter M qualification status compliance risks and, finally, discuss the level of tax expertise possessed by the persons responsible for conducting and overseeing tax-related functions.

The basic requirements for the Fund to maintain RIC status include:

•	Registration with the SEC under the 1940 Act

•	Meeting an asset diversification test.

•	Deriving at least 90% of its gross income from investment activities.

•	Annually distribute at least 90% of taxable income to limited partners.

Asset Diversification Tests

•

The 50% diversification test. At the close of each quarter, at least 50 percent of the value of the Fund’s assets must be represented by cash and cash items (including receivables), U.S. government securities, securities of other RICs, and securities of other issuers as to which the investment in the securities of any one issuer is limited to an amount which does not exceed in value 5% of the value of the taxpayer’s total assets, and, in voting power, 10% of the outstanding voting securities of the issuer.

•

The 25% diversification test. In addition to the 50-percent diversification test, the Fund must comply with a separate and distinct 25-percent test. At the end of each quarter and subject to a de minimus exception, no more than 25% of the value of the Fund’s assets may be invested in the securities of:

•	A single issuer (excluding government securities or securities of other RICs);

•	Two or more issuers controlled by the RIC and engaged in the same or related trades or businesses; or

•	One or more qualified publicly traded partnerships as defined in section 851(h).

•	No securities of a single issuer can exceed 25% of the RIC’s total assets.

90% Gross Income Test. The Fund expects to earn at least 90% of its gross income annually from dividends, interest and gains from the sale or other disposition of securities or assets derived with respect to its business of investing in such securities or assets.

90% Distribution Test. If the Fund that satisfies the requirements above, it will qualify to be treated as a RIC. However, to qualify for pass-through tax treatment under Subchapter M, the Fund must also distribute to its LPs at least 90% of its “investment company taxable income” and net interest income excludable from gross income under section 103(a). Investment company taxable income” is generally defined as: (1) net investment income, (2) the excess of net short-term capital gain over net long-term capital loss (“short-term capital gain”), and (3) net gains and losses from certain foreign currency transactions — without regard to the dividends-paid deduction.

III.	SEC Accounting Comments Received December 17, 2024 to Comment Response Letter dated October 16, 2024

6.

Regarding Response No. 4 (iii) in your October 16, 2024 Response Letter, please clarify if these contracts currently can be offered or resold for public sale without first being registered under the Securities Act of 1933. Cite applicable legal guidance in the response. If such contracts cannot be sold to the public, please confirm the Fund will comply with Regulation S-X 12-12 footnote 8.

The Mortality Contracts in which the Fund invests will not be available for resale to the public nor registered for resale under the federal securities laws. However, there is an active secondary market for private sales of Mortality Contracts. We note that the Fund expects that resales in the secondary market will be limited to sophisticated industry participants. The Fund confirms that it will comply with Regulation S-X 12-12 footnote 8 with respect to disclosure related to the Mortality Contracts. This will include the disclosure of: “(a) As to each such issue: (1) Acquisition date, (2) carrying value per unit of investment at date of related balance sheet, e.g., a percentage of current market value of unrestricted securities of the same issuer, etc., and (3) the cost of such securities; (b) as to each issue acquired during the year preceding the date of the related balance sheet, the carrying value per unit of investment of unrestricted securities of the same issuer at: (1) The day the purchase price was agreed to; and (2) the day on which an enforceable right to acquire such securities was obtained; and (c) the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets.”

7.

Regarding Response No. 4(iv), please represent that the Fund will provide quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 820. We remind the Fund that when providing this information, the Fund cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.

The Fund confirms that it will provide quantitative and qualitative information about significant unobservable inputs used in the fair value measurement in accordance with ASC 820. Please see also the Fund’s responses to Comments 3 and 4.

IV.	SEC Legal Comments Received December 17, 2024 to Comment Response Letter dated October 16, 2024

8.	In the last pre-effective amendment to the N-2, the Fund acknowledges that the Fund may not and will not purchase any Mortality Contracts from Abacus Settlements or any other affiliate.

Please confirm to us your understanding that an arrangement or understanding between Abacus Settlements (or any other person subject to Sections 17(a) or (d) of the 1940 Act) and an unaffiliated person to indirectly sell Mortality Contracts (or other assets) to the Fund would be a violation of Section 48(a) of the 1940 Act because such an arrangement would indirectly accomplish what is directly prohibited by Section 17 and, in addition, such an arrangement would potentially be a joint transaction prohibited by rule 17d-1 under the 1940 Act.

Please also confirm that you understand that such an arrangement or understanding would also render the foregoing statement in the N-2 misleading.

Confirmed, the Fund will not directly or indirectly transact in (i.e. purchase or sell) any Mortality Contracts with Abacus Settlements or any other Affiliate. In addition, the Fund understands that any such arrangement or understanding would render the statements made in the N-2 misleading.

9.	Under the heading, “Investment Strategy” on page 5 of the redline, please add the last 2 sentences (also below) to the discussion of the Investment Objective and Policies below.

“The Fund may invest in short-dated treasury bills and money market Funds for cash management purposes. The Fund intends to invest its cash position to realize some level of return commensurate with a low risk profile and liquidity needs such that the Fund will be able to use this cash to Fund any withdrawal requests and to purchase Mortality Contracts.”

This language has been added under the heading “Investment Strategy”.

10.

Please consider whether the discussion about the payment of dividends and Fund structure (last 2 paragraphs under “Investment Strategy”) are appropriate for Cover Page disclosure, or if such discussion should be moved further down in the prospectus. See Item 1(b), Form N-2

Please see the Cover Page of the Revised Registration Statement where the disclosure surrounding dividends has been moved to page 18 of the Revised Registration Statement. The Fund does believe that the disclosure of Fund Structure is appropriate to include on the Cover Page.

11.	Under the heading, “Investment Objectives and Policies” on page 1, please disclose what the Fund is including in “similar assets”.

The reference to “similar assets” has been deleted from the “Investment Objectives and Policies” section of the Revised Registration Statement. The Fund has also inserted additional disclosure that it may invest in certain structured finance products that are issued with respect to pools of Mortality Contracts, in which case, the collateral for such structured finance products will consist of Mortality Contracts and, to a lesser extent, cash.

12.

Under the heading, “Investment Strategy and Criteria Used in Selecting Investments in Longevity Assets,” the disclosure states, “[u]nder normal circumstances, the Fund expects to invest at least eighty percent (80%) of its total assets in Longevity Assets, while reserving for amounts necessary to service premiums due on Mortality Contracts and to have sufficient liquid assets to support its share repurchase policy.”

Please revise this language to make clear that this does not qualify the Fund’s 80% policy (i.e., that the Fund is not stating that it will invest 80% in Longevity Assets, except when it needs to reserve amounts necessary to service premiums due on Mortality contracts and repurchase shares). For example, please consider making this a separate sentence from the sentence disclosing the Fund’s 80% policy.

Please see page 2 of the Revised Registration Statement where this language has been broken out into a new sentence which reads: “The Fund will reserve funds necessary to service premiums due on Mortality Contracts and to have sufficient liquid assets to support its share repurchase policy.”

13.	In footnote 5 of the fee table, disclosure says, “expenses are estimated.” Please add “based on estimated amounts for the current fiscal year”. See Instruction 6 to Item 3 of N-2.

Please see page 5 of the Revised Registration Statement where the statement “based on estimated amounts for the current fiscal year” has been added.

14.

Under the heading, “Management Fee,” the description of the management fee in the Investment Management and License Agreement under section 8.b differs from the revised language in the N-2 regarding how the management fee is calculated. Please reconcile and revise the Management Agreement to conform to the description in the N-2.

Please see page Section 8 of the Investment Management and License Agreement which has been revised to conform to the Registration Statement disclosure.

15.	Revise the date under the heading “Lack of Operating History.”

Please see page 10 of the Revised Registration Statement which has been revised to include the statement that while the Fund was formed on August 23, 2023, it has not yet commenced operations.

16.

On page 29, the disclosure says, “The Fund can change its investment objectives with the appropriate affirmative vote of a majority of the shares.” If the Fund can only change its investment objective pursuant to approval by shareholders, then please add the investment objective as a Fundamental Policy, as appropriate. See Section 8(b)(2) of the 1940 Act

Please see page 23 of the Revised Registration Statement where the Fund’s investment objective to realize long term appreciation and current income has been added as a “fundamental policy.”

17.	On page 29, how is the Fund defining “permitted securities”? Please reconcile with the disclosure on pp. 1-4 which uses different terminology regarding the Fund’s investment strategy.

Please see page 23 of the Revised Registration Statement where this language has been revised to be consistent with pages 1-4 of the Registration Statement.

18.	On page 43, please disclose the compensation to be paid to the Administrator. See Item 9.1.d. of Form N-2.

Please see page 20 of the Revised Registration Statement which discloses that the Fund will pay a monthly administration fee to the Administrator and that such fee is set back upon the total assets under management of the Fund.

19.	In the SAI, please add Item 21, Portfolio Managers, as applicable.

Please see page A-15 of the Revised Registration Statement where this disclosure has been added.

20.	Under the heading, “Persons Controlled by or Under Common Control,” the disclosure says, “none.” Please supplementally confirm if this is still accurate, or otherwise revise.

We confirm that no persons are controlled by or under common control with the Fund. We note that the Investment Manager of the Fund is controlled by Abacus Life, Inc. However, the Fund itself is not so controlled or under common control, but instead is governed by a majority independent board of trustees.

21.

Under the heading, “Indemnification,” please revise the disclosure to clarify that the limitations on indemnification under Sections 17(h) and 17(i) also apply to the Fund’s officers and the Fund’s adviser.

Please see page C-2 of the Revised Registration Statement where this disclosure has been added.

V.	SEC Legal Comments Received December 17, 2024 to Declaration of Trust

22.

Response No. 32 of your October 16, 2024 Response Letter represents that you removed “other assets” from the Declaration of Trust. However, the revised Declaration of Trust does not reflect this edit. Please remove reference to “other assets” from Article II, Section 2.2 of the Declaration of Trust.

The Fund has removed the references to “other assets” from Article II, Section 2.2 of the Declaration of Trust.

23.

In Section 3.12(a): (i) please delete the following language from the first sentence, “the Investment Company Act, the Delaware Act or other applicable law”, such that the sentence would end after “Declaration”; and (ii) please add a provision or otherwise modify Section 3.12(a) to explicitly reference that Section 3.12(a) is subject to 3.12(e), regarding the carve-out for fiduciary duties under applicable federal and state law.

The Fund has revised Section 3.12(a) as requested.

24.	Under Section 6.12, please consider revising “Investment Company” to the “federal securities laws.”

The Fund has revised Section 6.12 such that “Investment Company” has been changed to “federal securities laws.”

25.

Please revise Section 9.6(d) to explicitly carve out claims under the federal securities laws from the possibility that shareholders may have to reimburse the Fund for any expense of any advisors used if the board determines not to bring an action. The staff previously issued this comment, but it was not addressed in Section 9.6(d).

The Fund has revised Section 9.6(d) of the Declaration of Trust to explicitly carve our claims under the federal securities laws from the possibility that shareholders may have to reimburse the Fund for any expense of any advisors used if the board determines not to bring an action.

VI.	SEC Legal Comments Received December 23, 2024 to Comment Response Letter dated November 22, 2024

26.

Please supplementally confirm to the staff: (i) the escrow agent will always be an entity that meets the requirements of Section 17(f) of the Investment Company Act of 1940, and (ii) that the Fund will have in place an agreement detailing the respective responsibilities of the parties regarding custody of the escrowed assets and that such agreement will be approved by the Board following an assessment of how the escrow arrangement fits within the Fund’s compliance policies and procedures.

The Fund confirms that (i) the escrow agent will always be an entity that meets the requirements of Section 17(f) of the Investment Company Act of 1940, as amended, and (ii) that the Fund will have in place an agreement detailing the respective responsibilities of the parties regarding custody of the escrowed assets and that such agreement will be approved by the Board following an assessment of how the escrow arrangement fits within the Fund’s compliance policies and procedures.

27.

With respect to Response 12 in the November 22 response letter, the Fund states that “the Manager will calculate the lesser of (i) the then current fair value of the Longevity Asset and (ii) the purchase price paid by the Fund for such Longevity Asset (x) plus all premiums paid in the case of a Mortality Contract or (y) less all distributions received in the case of an Annuity Contract.” Please confirm whether the liabilities subtracted for AUM purposes are the same as the liabilities subtracted for NAV purposes.

The Fund confirms that any liabilities subtracted for the calculation of AUM and NAV will be the same regardless of which value is being calculated.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund